EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (No. 333-120836) on Form S-8 and in the Registration Statement (No. 333-192718) on Form S-4, of Northrim BanCorp, Inc. of our report dated March 12, 2015, relating to the consolidated balance sheets of Northrim BanCorp Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which report appears in this Annual Report on Form 10‑K of Northrim BanCorp, Inc. for the year ended December 31, 2014.

/s/ Moss Adams LLP

Bellingham, Washington
March 12, 2015